Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	OneBeacon Insurance Group, Ltd. Registration Statement on Form S-3 Filed June 26, 2014 File No. 333-197051

Dear Mr. Riedler:

On behalf of OneBeacon Insurance Group, Ltd. (the “Company”), and in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-3 filed with the Commission on June 26, 2014 (the “Registration Statement”) contained in your letter dated July 9, 2014 (the “Comment Letter”), we submit this letter on behalf of the Company containing the Company’s responses to the Comment Letter. Concurrent with the filing of this letter, the Company is filing an amended registration statement (the “Amended Registration Statement”) via EDGAR.

For your convenience, we have set out the text of the comment from the Comment Letter in bold, followed by the Company’s response.

1.	Please amend your registration statement to include the signatures of at least a majority of the board of directors of OneBeacon Insurance Group, Ltd.

In the Amended Registration Statement, the signatures of all directors of the Company have been included. T. Michael Miller, a director and officer of the Company, signed on behalf of some of the directors pursuant to the power of attorney filed as Exhibit 24.1 to the Registration Statement. Where a director has signed the Amended Registration Statement through the power of attorney, his or her signature has been marked with an asterisk (*) on the Company’s signature page.

2.	Please amend your registration statement to include the signatures of at least a majority of the board of directors of OneBeacon U.S. Holdings, Inc.

T. Michael Miller and Paul H. McDonough are the only two directors of OneBeacon U.S. Holdings. Each of their signatures has been included in the Company’s Amended Registration Statement, and their titles have been revised accordingly to indicate their position as directors.

3.	Please amend your registration statement to include the signature of the authorized representative of OneBeacon Insurance Group, Ltd. in the United States.

The signature of T. Michael Miller, the Company’s authorized representative in the United States, has been included in the Company’s Amended Registration Statement immediately following the signature page of OneBeacon Insurance Group, Ltd.

We hope that the foregoing, and the revisions to the Registration Statement, has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 474-1644 or by email at wwhelan@cravath.com.

Sincerely,

/s/ William J. Whelan, III
William J. Whelan, III, Esq.